FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 22, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO Board of Directors proposed not to distribute dividend.”, February 22, 2012.

2.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board.”, February 22, 2012.

3.	Taiwan Stock Exchange filing entitled, “The announcement of indirect investments in AFPD Pte., Ltd. resolved by the Board.”, February 22, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 22, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

February 22, 2012

English Language Summary

Subject: AUO Board of Directors proposed not to distribute dividend.

Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/02/22

Content:

1.	Date of the board of directors resolution: 2012/02/22

2.	Type and monetary amount of dividend distribution: N/A

3.	Any other matters that need to be specified:

The Company’s Board of Directors proposed not to distribute dividend.

AU Optronics Corp.

February 22, 2012

English Language Summary

Subject: The capital expenditure budget approved by the Board.

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/02/22

Content:

1.	Date of occurrence of the event: 2012/02/22

2.	Company name: AU Optronics Corp.(the “Company”)

3.	Relationship to the Company (please enter “head office” or “affiliate company”):

head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

To explain the capital expenditure budget approved by the Board.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified:

(1)	The Board of the Company approved the amount of NT$8.236 billion in capital expenditure budget for the Company and its wholly-owned subsidiaries. The capital expenditures will be mainly used to upgrade panel technology applied to tablet PCs, and convert panel capacity applied to tablet PCs, smartphones and 3D TVs in the Display Business. The Board also approved the budget cuts of NT$29.949 billion for those budgets which were approved but not executed.

(2)	The budget execution mentioned above (note 7.1) will be subject to customer demand and market situation. The actual amount that the Company will pay will be subject to the execution progress of the main items mentioned above (note 7.1) and the vendor payment terms.

(3)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$56.92 billion in 2011.

AU Optronics Corp.

February 22, 2012

English Language Summary

Subject:	The announcement of indirect investments in AFPD Pte., Ltd. resolved by the Board.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/02/22

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): The share of AFPD Pte., Ltd.

2.	Date of occurrence of the event: 2012/02/22~2012/02/22

3.	Volume, unit price, and total monetary amount of the transaction:

Transaction volume: N/A

Unit price: N/A

Total transaction amount: Not more than USD 150 million could be capitalized gradually.

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): N/A

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board of the company resolved the investment and authorized the chairman to invest within a specific amount.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: N/A

Current cumulative amount: USD 389,900 thousand

Shareholding percentageof holdings of the security being traded: 100%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

15.42%; 36.28%; NTD -10,659,986 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: N/A

16.	Do the directors have any objection to the present transaction?: N/A

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

18.	Any other matters that need to be specified:

To invest by AULB or through AULB by AUO.